SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of April, 2011

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Holdings' Consolidated Traffic for March Grows 21.2%

PANAMA CITY, April 8, 2011 /PRNewswire/ -- Beginning with this traffic release, Copa Holdings will no longer report ASM, RPM and Load Factor on a monthly basis separately for Copa Airlines and Copa Airlines Colombia. Instead, Copa Holdings will present this information on a consolidated basis and for domestic and international service, which management believes is more reflective of the performance of the company with respect to market demand. This is the result of Copa Airlines Colombia's transition from solely domestic service to a mix that includes a significant proportion of international service.

Copa Holdings, S.A. (NYSE: CPA), today released preliminary passenger traffic statistics for March 2011:

Copa Holdings (Total System)	March 2011	March 2010	Change (%)
ASM (mm) (1)	1,059.7	854.8	24.0%
ASM (mm) (1)	1,059.7	854.8	24.0%
RPM (mm) (2)	804.5	663.8	21.2%
Load Factor (3)	75.9%	77.7%	-1.7p.p.
International Service
ASM (mm) (1)	964.5	749.5	28.7%
RPM (mm) (2)	737.4	591.6	24.6%
Load Factor (3)	76.5%	78.9%	-2.5p.p
Domestic Service
ASM (mm) (1)	95.2	105.3	-9.6%
RPM (mm) (2)	67.0	72.2	-7.1%
Load Factor (3)	70.4%	68.5%	1.9p.p.

1.	Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.

2.	Revenue passenger miles - represents the numbers of miles flown by revenue passengers

3.	Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of March 2011, Copa Holdings' system-wide passenger traffic (RPM) increased 21.2%, while capacity (ASM) increased 24.0%. System load factor for March 2010 was 75.9%, a 1.7 percentage point decrease when compared to March 2010.

International passenger traffic grew 24.6%, while capacity increased 28.7%. This resulted in a load factor of 76.5%, a 2.5 percentage point decrease when compared to March 2010. For the month, International capacity represented 91.0% of total capacity.

Domestic traffic, represented wholly by Colombian domestic service, decreased 7.1% while capacity decreased 9.6%. As a result, domestic load factor for the month increased 1.9 percentage points to 70.4%. For the month, domestic capacity represented 9.0% of total capacity.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 53 destinations in 25 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 65 aircraft: 29 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visitwww.copaair.com.

CPA-G

CONTACT: Joseph Putaturo, Director-Investor Relations, +1-507-304-2677

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 04/08/2011
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO